Filed pursuant to Rule 424(b)(3)
Registration No. 333-198733

PROSPECTUS SUPPLEMENT NO. 4

8,392,708 Shares of Common Stock

Issuable upon Exercise of Warrants

of

Guided Therapeutics, Inc.

This prospectus supplement supplements and amends the prospectus dated May 7, 2015, as previously supplemented, which constitutes part of our registration statement on Form S-1 (No. 333-198733) relating to up to 8,392,708 shares of our common stock issuable upon exercise of warrants. This prospectus supplement includes our current report on Form 8-K, filed June 30, 2015. THIS IS NOT A NEW REGISTRATION OF SECURITIES.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2015

GUIDED THERAPEUTICS, INC.

 (Exact name of registrant as specified in its charter)

Delaware	0-22179	58-2029543
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of Principal Executive Offices)	30092 (Zip Code)

Registrant's Telephone Number, Including Area Code:     (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[X]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.           Entry into a Material Definitive Agreement.

Agreements with Holders of December 2014 Warrants

On June 25 and 26, 2015, Guided Therapeutics, Inc. (the “Company”) entered into various agreements with holders of certain warrants originally issued in December 2014, pursuant to which the each holder separately agreed to exchange its warrant for two new warrants that, unlike the original warrant, do not contain any price or share reset provisions. Each new warrant is exercisable for the same number of shares of the Company’s common stock as the original warrant, at any time beginning December 2, 2015 and ending December 2, 2020. The exercise price of the first new warrant is $0.09 per share and the second new warrant is $0.11 per share but, aside from the exercise price, the new warrants are identical in terms to each other. As additional consideration, the Company agreed to issue an aggregate of approximately 3.1 million shares of its common stock to the holders, pro rata based on the amount of shares underlying their original warrants. The holders further agreed to amend to the securities purchase agreement, dated December 2, 2014, that governed (among other things) the issuance of the original warrants. Effective June 26, 2015, the amendment removes the provisions in the securities purchase agreement prohibiting the Company from entering into “variable-rate transactions” or undertaking a reverse or forward stock split or reclassification of its common stock without the consent of the holders.

In connection with the agreement with one of the holders, Magna Equities, II, LLC (“Magna”), on June 25, 2015 the Company also agreed to exchange an outstanding senior convertible note held by Magna for a new note, in stated principal amount equal to the then-outstanding principal on the original note. The new note has the same terms as the original note, except that (1) the new note cannot be converted into shares of the Company’s common stock until after the earlier of September 23, 2015 and the effectiveness of a registration statement registering for issuance or resale any or all of the securities issued in a capital-raising transaction that results in gross proceeds to the Company of at least $2,000,000 (such earlier date, the “Lockup End Date”); (2) the Company may redeem the new note prior to the Lockup End Date without advance notice to Magna; and (3) if the Company has not fully redeemed the new note pursuant to its terms by the Lockup End Date, the conversion discount will increase from 25% to 30%.

The above descriptions are qualified in their entirety by reference to the form of letter agreement, the form of new warrant, the amendment agreement, the Magna exchange agreement, and the new note, attached as Exhibits 10.1, 4.1, 10.2, 10.3 and 4.2, respectively, to this current report and incorporated herein by reference.

Secured Promissory Note

On June 16, 2015, the Company entered into an amendment agreement with Tonaquint, Inc. (“Amendment #4”), pursuant to which the terms of the secured promissory note issued to Tonaquint on September 10, 2014 (as subsequently amended, the “Note”) were amended to, among other things, extend the date upon which the balance of the Note is due to July 31, 2015, in exchange for granting Tonaquint the right to convert an additional $100,000 of the outstanding balance of the Note into shares of the Company’s common stock. In connection with Amendment #4, the parties agreed to increase the outstanding balance of the Note by $65,000. Separately, in response to Tonaquint’s most recent conversion notice delivered pursuant to the Note, the parties agreed to convert approximately $163,934.40 in outstanding balance subject to the conversion notice into 1,561,280 shares of the Company’s common stock at a price of $0.105 per share.

On June 29, 2015, the Company entered into another amendment agreement with Tonaquint (“Amendment #5”), pursuant to which the terms of the Note were further amended to, among other things, extend the date upon which the balance of the Note is due to August 31, 2016. Beginning August 1, 2015, each month Tonaquint will have the right to convert an additional $75,000 of the outstanding balance of the Note into shares of the Company’s common stock pursuant to the terms of the Note. If the conversion price would be lower than $0.15 per share, the Company continues to have the option of delivering the conversion amount in cash in lieu of shares. Tonaquint continues to be restricted from selling conversion shares in an amount exceeding the greater of (a) 15% of the Company’s weekly dollar trading volume in that week, or (b) $75,000. Tonaquint also continues to be prohibited from engaging in any “short sale” transactions in the Company’s common stock.

The above descriptions of Amendment #4 and Amendment #5 are qualified in their entirety by reference to Amendment #4 and Amendment #5, attached as Exhibits 10.4 and 10.5, respectively, to this current report and incorporated herein by reference.

Series C Convertible Preferred Stock

On June 29, 2015, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”) for the issuance and sale to the Purchasers of an aggregate of 6,737 shares of the Company’s Series C convertible preferred stock (the “Preferred Stock”), at a purchase price of $750 per share and a stated value of $1,000 per share, subject to the terms and conditions in the Purchase Agreement. In addition, the Purchasers will receive, on a pro rata basis, warrants (the “Series C Warrants”) exercisable to purchase an aggregate of approximately 106.4 million shares of Company’s common stock. The transactions contemplated by the Purchase Agreement are referred to herein as the “Private Placement”.

The Preferred Stock has the terms set forth in the Certificate of Designations of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Preferred Stock Designation”), which was filed with the Secretary of State of the State of Delaware on June 29, 2015. Pursuant to the Preferred Stock Designation, shares of Preferred Stock will be convertible into the Company’s common stock by their holder at any time, and may be mandatorily convertible upon the achievement of specified average trading prices for the Company’s common stock. The initial conversion price is $0.095 per share, such that each share of Preferred Stock would convert into 10,526 shares of the Company’s common stock, subject to customary adjustments, including for any accrued but unpaid dividends and pursuant to certain anti-dilution provisions, as set forth in the Preferred Stock Designation. The initial conversion price will automatically adjust downward to 80% of the then-current market price on each of the following dates: (1) five trading days after the effectiveness of the registration statement to be filed in connection with the first closing, pursuant to the registration rights agreement described below, (2) 20 trading days after the effectiveness of the registration statements to be filed in connection with the first and second closings, (3) 15 trading days after any reverse stock split of the Company’s common stock, and (5) five trading days after any conversions of the Company’s outstanding convertible debt.

Holders of the Preferred Stock will be entitled to quarterly cumulative dividends at an annual rate of 12.0%, beginning October 1, 2015 and ending 42 months after the original issuance date (the “Dividend End Date”), payable in cash or, subject to certain conditions, the Company’s common stock. In addition, upon conversion of the Preferred Stock prior to the Dividend End Date, the Company will also pay to the converting holder a “make-whole payment” equal to the amount of unpaid dividends through the Dividend End Date on the converted Preferred Stock. The Preferred Stock generally has no voting rights except as required by Delaware law. Upon the Company’s liquidation or sale to or merger with another corporation, each share of Preferred Stock will be entitled to a liquidation preference of $1,000 per share, plus any accrued but unpaid dividends.

The Series C Warrants to be issued to the Purchasers will be exercisable at any time for the purchase of up to that number of shares of the Company’s common stock equal to 150% of the number of shares of common stock initially issuable upon conversion of the Preferred Shares, at an exercise price of $0.095 per share, subject to certain customary adjustments and anti-dilution provisions contained in the Series C Warrants. The Series C Warrants will have a five-year term for exercise.

The Purchase Agreement contemplates consummation of the Private Placement in two closings, the first of which is expected to occur on June 30, 2015. In the first closing, the Company expects to issue 3,334 shares of Preferred Stock and Series C Warrants exercisable to purchase an aggregate of 52,642,105 shares of common stock, for gross cash proceeds of $2,500,500. The second closing of the Private Placement is contingent upon, among other things, approval by the Company’s stockholders of an amendment to the Company’s certificate of incorporation increasing the amount of authorized common stock available for issuance. At the second closing, certain Purchasers will be entitled to exchange outstanding shares of the Company’s Series B convertible preferred stock or outstanding promissory notes previously issued by the Company and held by such Purchasers in lieu of cash, on a dollar-for-dollar basis, on the same terms as each other Investor in the Private Placement. Gross cash proceeds to the Company in the second closing are expected to be $1,500,000.

Also on June 29, 2015 and in connection with the Private Placement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers pursuant to which the Company is obligated to file registration statements covering the resale of the shares of common stock issuable upon the conversion of, or payment of dividends on, the Preferred Stock or upon exercise of the Series C Warrants.

Under the Registration Rights Agreement, a resale registration statement covering the shares of common stock underlying the securities issued at the first closing (other than those designated by the Company to be covered by a second resale registration statement) must generally be declared effective by 45 days following the first closing or, in the event the registration statement is subjected to a full review by the Securities Exchange Commission (the “Commission”), 70 days after the first closing. A second resale registration statement, covering the shares of common stock underlying the securities issued at the second closing (as well as any shares underlying securities issued in the first closing but not covered by the first registration statement), must be declared effective in a similar timeframe after the second closing. The Company is obligated to use its commercially reasonable efforts to keep each registration statement continuously effective until the first anniversary of the date on which the registration statement is declared effective or such earlier date when all registrable securities have been sold or otherwise cease to be registrable securities.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) acted as placement agent to the Company in connection with the Private Placement. For its services, the Company agreed to pay Ladenburg a cash placement fee equal to the 9% of the aggregate gross proceeds from the sale of the Preferred Stock in the Private Placement. In addition to the cash fees, the Company agreed to issue to Ladenburg a warrant to purchase shares of common stock equal to an aggregate of 5% of the total number of conversion shares underlying the Preferred Stock sold in the Private Placement, at an exercise price per share of 125% of the per share equivalent paid in the Private Placement by the Purchasers. Finally, the Company agreed to reimburse Ladenburg for its reasonable out-of-pocket expenses.

The foregoing descriptions of the Purchase Agreement, the Preferred Stock Designation, the Series C Warrants, and the Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to each such document, filed as Exhibits 10.6, 3.1, 4.3 and 10.7, respectively, hereto, and are incorporated herein by reference.

A press release further describing the transaction is attached at Exhibit 99.1 and is incorporated herein by reference.

This current report on Form 8-K is neither an offer to sell nor the solicitation of an offer to buy any securities. The securities described above have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. In connection with the stockholder approval described above, the Company intends to file with the Commission and mail to its stockholders a proxy statement and other relevant materials. The proxy statement and other relevant materials will contain important information about the Company, the proposed amendment to the Company’s certificate of incorporation, and related matters. Investors and stockholders are urged to read the proxy statement and the other relevant materials carefully when they become available because they will contain important information about the Company and the proposed amendment. Investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement from the Company by contacting the Company. The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the proposed amendment. Information regarding their direct or indirect interests, by security holdings or otherwise, in the solicitation will be included in the proxy statement to be filed by the Company with the SEC.

Item 2.03           Creation of Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

The disclosure set forth under Item 1.01 of this Report under the caption “Agreements with Holders of December 2014 Warrants” is incorporated by reference into this Item 2.03.

Item 3.02           Unregistered Sales of Equity Securities

The information set forth under Item 1.01 is incorporated by reference into this Item 3.02. Each issuance of securities described under the caption “Agreements with Holders of December 2014 Warrants” above was made by the Company in reliance upon the exemption from registration under Section 3(a)(9) of the Securities Act of 1933, for securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The amended Note described under the caption “Senior Promissory Note” was, and the shares issued and issuable upon conversion will be, exempt from the registration requirements of the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act. The Company made this determination based on the representations in the Amendment that Tonaquint is an “accredited investor” within the meaning of Rule 501 of Regulation D and has access to information about its investment and about the Company. The issuance of the securities described under the caption “Series C Convertible Preferred Stock” above pursuant to the Purchase Agreement has been conducted as a private placement to “accredited investors” (as that term is defined under Rule 501 of Regulation D), and is exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

Item 9.01           Financial Statements and Exhibits

(d) Exhibits.

Number	Exhibit
3.1	Series C Convertible Preferred Certificate of Designations
4.1	Form of Warrant
4.2	Magna Note
4.3	Form of Series C Warrant
10.1	Form of Letter Agreement (Exchange of Warrants)
10.2	Amendment Agreement
10.3	Magna Exchange Agreement
10.4	Tonaquint Amendment #4
10.5	Tonaquint Amendment #5
10.6	Series C Purchase Agreement
10.7	Series C Registration Rights Agreement
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

/s/ Gene S. Cartwright, Ph.D.
By: Gene S. Cartwright, Ph.D.
President and Chief Executive Officer

Date: June 30, 2015

EXHIBIT INDEX

Number	Exhibit
3.1	Series C Convertible Preferred Certificate of Designations
4.1	Form of Warrant
4.2	Magna Note
4.3	Form of Series C Warrant
10.1	Form of Letter Agreement (Exchange of Warrants)
10.2	Amendment Agreement
10.3	Magna Exchange Agreement
10.4	Tonaquint Amendment #4
10.5	Tonaquint Amendment #5
10.6	Series C Purchase Agreement
10.7	Series C Registration Rights Agreement
99.1	Press Release

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